Management’s Discussion and Analysis
For the three months ended March 31, 2022
(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis For the three months ended March 31, 2022

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2021 and the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2022 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.
This MD&A is prepared by management and approved by the Board of Directors as of May 3, 2022. This discussion covers the three months ended March 31, 2022 (“Q1 2022” or the “Quarter”) and the subsequent period up to the date of issuance of this MD&A. All dollar amounts are in United States (“US”) dollars, except where otherwise noted.
This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities, and the risks and uncertainties associated with technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources. All forward-looking statements are qualified by cautionary notes in this MD&A, as well as the risks and uncertainties discussed in the Company’s 2021 Annual Information Form dated March 24, 2022 for the year ended December 31, 2021 and its Management Information Circular dated March 23, 2022 for the year ended December 31, 2021, both of which are filed on SEDAR and EDGAR.
Throughout this MD&A, cash costs, cash costs per ounce (“oz”) sold, all-in sustaining costs (“AISC”), AISC per oz sold, AISC contribution margin, adjusted net income, adjusted earnings per share (“EPS”), mine free cash flow, adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization), net debt, and sustaining and non-sustaining capital expenditures are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the Non-IFRS Measures section of this MD&A.
Throughout this MD&A, the operational and financial results of the assets acquired in the acquisition of Premier Gold Mines Limited (“Premier” and the “Premier Acquisition”) are included from April 7, 2021 onward.

Management’s Discussion and Analysis For the three months ended March 31, 2022

Management’s Discussion and Analysis For the three months ended March 31, 2022

BUSINESS OVERVIEW
Operations description
Equinox Gold is a growth-focused mining company delivering on its strategy of building the premier Americas gold producer. The Company has grown quickly from a single-asset developer to a multi-asset gold producer with six operating gold mines at the date of this MD&A, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of development and expansion projects. Equinox Gold operates entirely in the Americas. At the date of this MD&A, the Company has two properties in the United States, one property in Mexico, four in Brazil and one in Canada. The Company’s operating gold mines, all of which are 100% owned, are the Mesquite Mine (“Mesquite”) and Castle Mountain Mine (“Castle Mountain”) in the United States, the Los Filos Mine Complex (“Los Filos”) in Mexico, and the Aurizona Mine (“Aurizona”), the Fazenda Mine (“Fazenda”) and the RDM Mine (“RDM”) in Brazil. The Santa Luz Mine (“Santa Luz”) poured first gold on March 30, 2022 and is ramping up to commercial production. The Company also has a 60% interest in the Greenstone Project (“Greenstone”) in Canada, which is in construction. In Q4 2021, the Company entered into an agreement to sell its Mercedes Mine in Mexico; the sale was completed on April 21, 2022. Gold produced and capital spent at Mercedes before the transaction closed are attributable to Equinox Gold and reported as such in the Q1 2022 results and discussion.
Equinox Gold was created with the strategic vision of building a company that will responsibly and safely produce more than one million ounces of gold annually, bring long-term social and economic benefits to its host communities, create a safe and rewarding workplace for its employees and contractors, and provide above-average investment returns to its shareholders. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and will also consider opportunities to acquire other companies, producing mines and development projects that fit the Company’s portfolio and strategy.
Equinox Gold’s common shares trade under the symbol “EQX” on the Toronto Stock Exchange (“TSX”) in Canada and on the NYSE American Stock Exchange (“NYSE-A”) in the United States.

HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2022
Operational
•Produced 117,452 oz of gold during the quarter; sold 119,324 oz of gold at an average realized gold price of $1,862 per oz
•Total cash costs of $1,238 per oz and AISC of $1,578 per oz(1)
•Recommenced plant operations at RDM on March 14 following a temporary suspension on February 26 to reduce water levels in the tailings storage facility; mining and stockpiling of ore continued during the temporary suspension
•Total recordable injury frequency rate of 3.76 for the Quarter with five lost-time injuries, and 3.01 on a rolling 12-month basis
Earnings
•Earnings from mine operations of $28.5 million
•Net loss of $19.8 million or $(0.07) per share
•Adjusted net loss of $23.9 million(1) or $(0.08) per share(1), after adjusting for certain non-cash expense items(2)
Financial
•Cash flow from operations before changes in non-cash working capital of $33.5 million ($16.4 million cash flow used in operations after changes in non-cash working capital)
•Adjusted EBITDA of $43.4 million(1)(2)
•Expenditures of $37.1 million in sustaining capital and $90.7 million in non-sustaining capital(1)
•Cash and cash equivalents (unrestricted) of $151.2 million at March 31, 2022
▪In April 2022, received $75 million on closing of the sale of Mercedes and $40 million on exercise of Solaris Resources Inc. (“Solaris”) warrants issued by the Company
•Net debt(1) of $385.1 million at March 31, 2022 (including $278.9 million of in-the-money convertible notes)

(1)Cash costs per oz sold, AISC per oz sold, adjusted net income, adjusted EBITDA, adjusted EPS, sustaining capital, non-sustaining capital and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2)Primary adjustments for the three months ended March 31, 2022 were $18.7 million unrealized loss on change in fair value of share purchase warrants, $10.5 million unrealized foreign exchange loss, $18.1 million unrealized gain on foreign exchange contracts and $5.4 million unrealized gain on gold contracts

Management’s Discussion and Analysis For the three months ended March 31, 2022

HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2022 (CONTINUED)
Construction, development and exploration
•Poured first gold at Santa Luz on March 30, 2022; commissioning and ramp up continuing towards achieving commercial production
•Advanced Greenstone construction
▪Overall project 20% complete and tracking on schedule and within budget
▪Detailed engineering 91% complete
▪Tailings management facility construction ahead of schedule
▪Highway relocation on schedule
▪Site civil works and concrete foundation work well advanced
▪Plant earthworks 75% complete

RECENT DEVELOPMENTS
•Sold Mercedes on April 21, 2022 to Bear Creek Mining Corporation (TSXV: BCM) for aggregate consideration of:
▪$100 million in cash, with $75 million paid on closing and $25 million payable within six months of closing;
▪24,730,000 common shares of Bear Creek Mining; and
▪a 2% net smelter return payable on production from Mercedes
•Exploration drilling in 70-km-long greenstone belt that hosts Fazenda and Santa Luz identified multiple near-mine and regional discoveries that highlight growth potential
•Received $40 million (C$50 million) and transferred five million shares of the Company’s investment in Solaris following the exercise of warrants the Company granted on April 28, 2021
•Acquired 1 million shares of Solaris at C$6.75 per share on exercise of share purchase warrants. Following the exercise of the share purchase warrants, the Company owns 13,826,737 shares, representing approximately 12.71% of Solaris

Management’s Discussion and Analysis For the three months ended March 31, 2022

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended
Operating data	Unit	March 31, 2022	December 31, 2021	March 31, 2021
Gold produced	oz	117,452	210,432	129,233
Gold sold	oz	119,324	212,255	128,555
Average realized gold price	$/oz	1,862	1,792	1,786
Cash costs per oz sold(1)	$/oz	1,238	1,039	1,141
AISC per oz sold(1)(2)	$/oz	1,578	1,265	1,482
Financial data
Revenue	M$	223.2	381.2	229.7
Earnings from mine operations	M$	28.5	99.4	44.2
Net (loss) income	M$	(19.8)	109.0	50.3
(Loss) earnings per share	$/share	(0.07)	0.37	0.21
Adjusted EBITDA(1)	M$	43.4	130.0	60.9
Adjusted net (loss) income(1)	M$	(23.9)	72.2	(3.2)
Adjusted EPS(1)	$/share	(0.08)	0.24	(0.01)
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	151.2	305.5	317.5
Net debt(1)	M$	385.1	235.2	229.8
Operating cash flow before changes in non-cash working capital	M$	33.5	122.2	62.0
(1)Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Consolidated AISC per oz sold excludes corporate general and administration expenses.
During Q1 2022, the Company recognized revenue of $223.2 million on sales of 119,324 ounces of gold, compared to revenue for the three months ended December 31, 2021 (“Q4 2021”) of $381.2 million on sales of 212,255 ounces of gold. Gold ounces sold and revenues are comparable to Q1 2021. The decrease in ounces sold from Q4 2021 to Q1 2022 was mainly due to decreased production at Los Filos, Aurizona, Mesquite and RDM. In accordance with the sites’ mine plans, waste stripping occurs early in the calendar year, resulting in the majority of ore tonnes being mined later in the year. In addition to this, Q1 2022 production for RDM and Aurizona was lower than Q4 2021 due to higher levels of rainfall impeding production.
In Q1 2022, earnings from mine operations were $28.5 million, a decrease compared to $99.4 million in Q4 2021. Earnings from mine operations was impacted by lower gold production and higher operating costs due to oil prices, supply chain constraints and inflationary pressures. Net loss in Q1 2022 was $19.8 million compared to net income of $109.0 million in Q4 2021, driven by the decrease in earnings from mine operations and a $18.7 million loss on the change in fair value of share purchase warrants in Q1 2022 compared to a gain of $27.5 million in Q4 2021.
Adjusted EBITDA for Q1 2022 of $43.4 million decreased from $130.0 million in Q4 2021 driven by lower earnings from mine operations in Q1 2022. Adjusted net loss was $23.9 million for Q1 2022 compared to adjusted net income of $72.2 million in Q4 2021.

Management’s Discussion and Analysis For the three months ended March 31, 2022

Sustaining(1) and non-sustaining(1) capital expenditures
	Three months ended March 31, 2022
$ amounts in millions	Sustaining	Non-sustaining
USA
Mesquite(2)	$1.2	$1.6
Castle Mountain	6.5	2.1
Mexico
Los Filos(3)	4.8	13.3
Mercedes	5.4	0.2
Brazil
Aurizona(3)	15.0	0.1
Fazenda(3)	3.1	0.1
RDM(3)	1.0	12.9
Santa Luz	—	20.3
Canada
Greenstone(4)	—	40.1
Total sustaining and non-sustaining capital expenditures	$37.1	$90.7
(1)Sustaining capital and non-sustaining capital expenditures are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Non-sustaining capital for Mesquite for the three months ended March 31, 2022 excludes $3.0 million for lease payments for haul trucks, which are considered a non-sustaining capital addition.
(3)For the three months ended March 31, 2022, non-sustaining capital for Aurizona, Fazenda, RDM and Los Filos excludes $0.4 million, $0.2 million, $0.8 million and $0.1 million, respectively, of exploration costs expensed.
(4)Capital expenditures at Greenstone represent the Company’s 60% ownership of the project.

Management’s Discussion and Analysis For the three months ended March 31, 2022

OPERATIONS
Mesquite Gold Mine, California, USA
Mesquite is an open pit, run-of-mine (“ROM”) heap leach gold mine located in Imperial County, California, approximately 200 miles south of Castle Mountain. Mesquite has been in production since 1985 and was acquired by Equinox Gold in Q4 2018.
Operating and financial results for the three months ended March 31, 2022

		Three months ended
Operating data	Unit	March 31, 2022	December 31, 2021	March 31, 2021
Ore mined and stacked on leach pad	kt	2,057	3,175	345
Waste mined	kt	14,053	11,679	14,749
Open pit strip ratio	w:o	6.83	3.68	42.78
Average gold grade stacked to leach pad	g/t	0.30	0.44	0.25
Gold produced	oz	17,050	66,870	23,147
Gold sold	oz	17,050	68,377	23,069
Financial data
Revenue	M$	31.7	122.8	41.4
Cash costs(1)	M$	17.9	65.7	22.7
Sustaining capital(1)	M$	1.2	3.2	21.9
Reclamation expenses	M$	0.4	1.2	0.5
Total AISC(1)	M$	19.5	70.1	45.1
AISC contribution margin(1)	M$	12.2	52.8	(3.6)
Non-sustaining expenditures(1)	M$	4.6	6.2	3.8
Mine free cash flow(1)	M$	7.6	46.6	(7.4)
Unit analysis
Realized gold price per oz sold	$/oz	1,856	1,795	1,796
Cash costs per oz sold(1)	$/oz	1,047	960	983
AISC per oz sold(1)	$/oz	1,142	1,023	1,952
Mining cost per tonne mined	$/t	1.35	1.53	1.45
Processing cost per tonne processed	$/t	3.86	3.75	28.08
G&A cost per tonne processed	$/t	1.86	1.43	11.09
(1)Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q1 2022 Analysis
Production
During Q1 2022, Mesquite produced 17,050 ounces of gold (Q4 2021 - 66,870 ounces) at an AISC of $1,142 per oz (Q4 2021 - $1,023 per oz). The Company sold 17,050 ounces (Q4 2021 - 68,377 ounces) at an average realized gold price of $1,856 per oz (Q4 2021 - $1,795 per oz), recognizing revenue of $31.7 million (Q4 2021 - $122.8 million) for the Quarter.
During Q1 2022, the Company was predominantly stripping phase two of the Brownie pit with less ore than Q4 2021 being stacked on the leach pad. Ounces poured during the Quarter reflect the recoverable ounces placed in Q1 2022. Mining costs decreased in the Quarter compared to Q4 2021 as less ore was mined and waste hauls were shorter. G&A cost per tonne was higher than Q4 2021 as 35% less tonnes were processed. AISC per oz sold increased in Q1 2022 compared to Q4 2021 due to a decrease in ounces sold compared to the previous Quarter.

Management’s Discussion and Analysis For the three months ended March 31, 2022
Exploration and development
Following receipt of the required permit to drill outside of the Plan of Operations disturbance limit at the beginning of January 2022, exploration during the Quarter continued to focus on expansion of the Brownie deposit. Drilling included 3,703 metres (“m”) of reverse circulation (“RC”) drilling to test the northern strike extension.
During the Quarter, the Company spent $1.2 million of sustaining capital related primarily to capital stripping. Non-sustaining expenditures during the Quarter were $1.6 million for exploration drilling of historical dumps and other targets, which are expected to add to future production, and $3.0 million in lease payments for the new haul trucks.
Outlook
Mesquite production for 2022 is estimated at 120,000 to 130,000 ounces of gold, with approximately 60% of production expected in the second half of the year. Cash costs are estimated at $1,050 to $1,100 per oz and AISC at $1,450 to $1,500 per oz. The increase in AISC compared to 2021 reflects lower gold production, as well as costs associated with stripping programs.
Stripping was completed in the Brownie open pit during Q1 2022. Brownie is now positioned to be the primary ore source for the remainder of 2022, and ore coming from the pit is meeting expectations. In addition, an injection leaching program is underway that targets ounces in areas of the heap leach pads that have not been effectively leached in the past. Stripping of the Vista East (“VE”) pit is underway to prepare this area as a 2023 ore source. Permitting continues for both exploration drilling and leach pad expansion.
Forecast AISC at Mesquite in 2022 includes estimated sustaining capital of $52 million related primarily to a $44 million stripping program to open up the VE pit. Non-sustaining growth capital of $20 million includes $12 million in lease payments for the truck fleet and $5 million for exploration with the objective of converting resources to reserves in the Brownie, VE and Rainbow pits.

Management’s Discussion and Analysis For the three months ended March 31, 2022
Castle Mountain Gold Mine, California, USA
Castle Mountain is an open pit heap leach gold mine located in San Bernardino County, California, approximately 200 miles north of Mesquite. Under a previous owner, Castle Mountain produced more than 1.3 million ounces of gold from 1992 to 2004, when production ceased due to low gold prices. Equinox Gold acquired Castle Mountain in December 2017 and commenced Phase 1 operations in Q4 2020. In 2021 Equinox Gold completed a feasibility study for a proposed Phase 2 expansion that is expected to increase average production to more than 200,000 ounces of gold annually. In March 2022, the Company applied to amend existing permits to accommodate the Phase 2 expansion, as described in Development Projects.
Operating and financial results for the three months ended March 31, 2022

		Three months ended
Operating data	Unit	March 31, 2022	December 31, 2021	March 31, 2021
Ore mined and stacked to leach pad	kt	1,395	987	1,236
Waste mined	kt	161	408	224
Open pit strip ratio	w:o	0.12	0.41	0.18
Average gold grade stacked to leach pad	g/t	0.31	0.28	0.37
Gold produced	oz	5,231	8,357	2,912
Gold sold	oz	5,243	8,947	3,049
Financial data
Revenue	M$	9.9	16.1	5.4
Cash costs(1)	M$	5.7	8.2	3.2
Sustaining capital(1)	M$	6.5	8.6	2.3
Reclamation expenses	M$	0.0	0.0	0.0
Total AISC(1)	M$	12.2	16.8	5.5
AISC contribution margin(1)	M$	(2.4)	(0.8)	(0.1)
Non-sustaining expenditures(1)	M$	2.1	2.0	2.3
Mine free cash flow(1)	M$	(4.5)	(2.8)	(2.4)
Unit analysis
Realized gold price per oz sold	$/oz	1,880	1,795	1,776
Cash costs per oz sold(1)	$/oz	1,095	918	1,045
AISC per oz sold(1)	$/oz	2,338	1,881	1,811
Mining cost per tonne mined	$/t	3.44	3.31	2.92
Processing cost per tonne processed	$/t	2.58	2.89	1.13
G&A cost per tonne processed	$/t	1.33	2.28	1.41
(1)Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q1 2022 Analysis
Production
During Q1 2022, Castle Mountain produced 5,231 ounces of gold (Q4 2021 - 8,357 ounces) at an AISC of $2,338 per oz (Q4 2021 - $1,881 per oz). The Company sold 5,243 ounces (Q4 2021 - 8,947 ounces) of gold at an average realized price of $1,880 per oz (Q4 2021 - $1,795 per oz), recognizing revenue of $9.9 million (Q4 2021 - $16.1 million) for the Quarter.
The decrease in production in Q1 2022 compared to Q4 2021 reflects continued percolation issues that are expected to be remedied by converting the processing method to crush and agglomeration, which commenced in Q2 2022. Processing unit costs decreased due to more ore being processed. AISC per oz sold increased in Q1 2022 compared to Q4 2021 primarily due to the continued construction of leach pad 1B. Construction of the leach pad is expected to be completed in Q2 2022 and will accommodate the remainder of the Phase 1 ore. Due to fewer ounces of gold sold in Q1 2022, the sustaining capital spend per ounce sold increased by over one third compared to Q4 2021.

Management’s Discussion and Analysis For the three months ended March 31, 2022
Exploration and development
Exploration at Castle Mountain in Q1 2022 included 7,948 m of grid RC drilling across the South dump to assess the continuity and distribution of grade. The Company also completed 1,448 m of RC drilling in the area between the JSLA and South Dome pits. Exploration expenditures in Q1 2022 at Castle Mountain totalled $1.2 million.
Sustaining capital expenditures in Q1 2022 were $6.5 million for the leach pad expansion. Non-sustaining capital expenditures in Q1 2022 were $2.1 million, primarily related to Phase 2 permitting and optimization.
Outlook
The Company submitted Phase 2 permit amendment applications in Q1 2022.
Castle Mountain production for 2022 is estimated at 25,000 to 35,000 ounces of gold with cash costs of $1,150 to $1,200 per oz and AISC of $1,475 to $1,525 per oz.

Castle Mountain has begun crushing and agglomerating all ore being stacked on the leach pad to improve the permeability of the stacked ore and enhance the leach cycle. While operating costs are expected to increase as the result of the crushing and agglomeration, the increase should be offset by better recoveries and increased production.

Non-sustaining growth capital of $9 million at Castle Mountain in 2022 includes $7 million for Phase 2 permitting optimization studies and metallurgical test work. The Phase 2 permit amendment application was submitted on March 11, 2022. The Company expects the application review to run through most of 2022 and that by the end of 2022, both permitting agencies will jointly determine the appropriate level of state and federal environmental review required to advance the permitting process (i.e., an Environmental Assessment or an Environmental Impact Statement/Report). The resulting environmental review process and public scoping is anticipated to begin by early 2023.

Management’s Discussion and Analysis For the three months ended March 31, 2022
Aurizona Gold Mine, Maranhão, Brazil
Aurizona is an open pit gold mine located in northeastern Brazil. In 2021 the Company completed a pre-feasibility study (“PFS”) demonstrating the opportunity for both mine life extension and increased annual gold production with development of an underground mine and satellite open pit deposits that would operate concurrently with the existing open pit mine.
Operating and financial results for the three months ended March 31, 2022

		Three months ended
Operating data	Unit	March 31, 2022	December 31, 2021	March 31, 2021
Ore mined	kt	430	1,029	695
Waste mined	kt	4,821	7,727	4,473
Open pit strip ratio	w:o	11.21	7.51	6.44
Tonnes processed	kt	806	922	821
Average gold grade processed	g/t	0.94	1.51	1.32
Recovery	%	90.5	91.9	90.4
Gold produced	oz	22,936	41,258	32,290
Gold sold	oz	23,634	41,819	32,278
Financial data
Revenue	M$	44.5	75.1	58.2
Cash costs(1)	M$	23.7	31.0	22.8
Sustaining capital(1)	M$	15.0	12.3	5.2
Reclamation expenses	M$	0.4	0.3	0.4
Total AISC(1)	M$	39.1	43.6	28.4
AISC contribution margin(1)	M$	5.5	31.5	29.8
Non-sustaining expenditures(1)	M$	0.5	5.3	0.3
Mine free cash flow(1)	M$	5.0	26.2	29.5
Unit analysis
Realized gold price per oz sold	$/oz	1,880	1,797	1,802
Cash costs per oz sold(1)	$/oz	1,001	742	706
AISC per oz sold(1)	$/oz	1,651	1,044	879
Mining cost per tonne mined	$/t	2.54	2.26	2.30
Processing cost per tonne processed	$/t	12.70	9.19	8.21
G&A cost per tonne processed	$/t	4.73	4.06	3.31
(1)Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q1 2022 Analysis
Production
During Q1 2022, Aurizona produced 22,936 ounces of gold (Q4 2021 - 41,258 ounces) at an AISC of $1,651 per oz (Q4 2021 - $1,044 per oz). The Company sold 23,634 ounces (Q4 2021 - 41,819 ounces) at an average realized gold price of $1,880 per oz (Q4 2021 - $1,797 per oz), recognizing revenue of $44.5 million (Q4 2021 - $75.1 million) for the Quarter.
Production was lower and AISC per oz sold was higher in the Quarter compared to Q4 2021 due to the impact of the rainy season, with close to 1,200 millimetres of rainfall in Q1 2022, which increased reliance on lower-grade stockpiles for processing. Processing throughput was lower as well, as higher moisture levels affected material handling. Processing cost per tonne was also affected by higher power costs, cyanide and mill ball price increases, and increased maintenance costs.

Management’s Discussion and Analysis For the three months ended March 31, 2022
Exploration and development
The Company did not undertake any exploration activities at Aurizona in Q1 2022. The 2022 Aurizona and district exploration program is planned to commence in Q2 2022 when the seasonal rains subside.
During Q1 2022, the Company spent $15.0 million of sustaining capital related primarily to capitalized stripping and work on the tailings storage facility (“TSF”) raise. Non-sustaining expenditures of $0.5 million were related to technical and feasibility study work for the underground expansion.
Outlook
Aurizona production for 2022 is estimated at 120,000 to 130,000 ounces of gold with cash costs of $800 to $850 per oz and AISC of $1,175 to $1,225 per oz. Production during 2022 is expected to come from multiple ore sources, including Piaba East and the new Boa Esperança pit, which was opened up with a small stripping campaign during 2021.
In Q2 2022, mining will focus on the Piaba East Pit and also the west/center portion of Piaba Main Pit. Heavy rains limited access to some areas of the open pit in Q1 2022. Waste stripping in Q2 2022 is planned to improve access to ore as the rainy season starts to moderate. As the Piaba Pit is deepened, the proportion of fresh rock being fed to the plant is increasing and therefore installation of a pebble crusher is to commence in 2022 to maintain processing capacity. As seasonal rains continue to impact ore being mined, stockpiled ore is being drawn down. If seasonal rains persist, there is a risk that the stockpiled ore will be exhausted faster than the mining of new ore, which could have an impact on Q2 2022 production.
Detailed design of the new Vene 2 TSF will be completed in Q2 2022 with construction expected to start in Q3 2022. The Company will continue to advance the Aurizona expansion during 2022, with permitting underway for an exploration portal and an update of the underground studies to include drilling from 2021.
Forecast AISC at Aurizona in 2022 includes $50 million of sustaining capital allocated primarily to $19 million in capitalized waste stripping, $18 million to construct the new TSF and increase capacity of the existing TSF, and $8 million for infrastructure including installation of the new pebble crusher. Non-sustaining growth capital at Aurizona of $8 million is allocated almost entirely to exploration.

Management’s Discussion and Analysis For the three months ended March 31, 2022
Fazenda Gold Mine, Bahia, Brazil
Fazenda is located in Bahia State, Brazil and has been in operation for more than two decades. Fazenda is primarily an underground operation complemented with some small open pits.
Operating and financial results for the three months ended March 31, 2022

		Three months ended
Operating data	Unit	March 31, 2022	December 31, 2021	March 31, 2021
Ore mined - open pit	kt	150	109	—
Waste mined - open pit	kt	729	949	—
Open pit strip ratio	w:o	4.87	8.73	—
Average open pit gold grade	g/t	1.51	1.51	—
Ore mined - underground	kt	217	283	307
Average underground gold grade	g/t	1.47	1.43	1.68
Ore mined - total	kt	367	391	307
Tonnes processed	kt	325	351	337
Average gold grade processed	g/t	1.55	1.43	1.73
Recovery	%	91.7	90.9	90.8
Gold produced	oz	14,741	14,499	17,174
Gold sold	oz	14,977	14,279	17,196
Financial data
Revenue	M$	27.9	25.6	30.8
Cash costs(1)	M$	14.0	13.8	12.5
Sustaining capital(1)	M$	3.1	4.7	3.1
Reclamation expenses	M$	0.6	1.8	0.3
Total AISC(1)	M$	17.7	20.3	15.9
AISC contribution margin(1)	M$	10.1	5.3	15.0
Non-sustaining expenditures(1)	M$	0.4	0.8	1.7
Mine free cash flow(1)	M$	9.7	4.5	13.3
Unit analysis
Realized gold price per oz sold	$/oz	1,861	1,792	1,789
Cash costs per oz sold(1)	$/oz	938	963	726
AISC per oz sold(1)	$/oz	1,188	1,419	919
Mining cost per tonne mined - open pit	$/t	1.94	1.48	—
Mining cost per tonne mined - underground	$/t	25.08	20.35	17.52
Processing cost per tonne processed	$/t	13.95	11.34	10.18
G&A cost per tonne processed	$/t	5.23	5.17	4.71
(1)Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q1 2022 Analysis
Production
During Q1 2022, Fazenda produced 14,741 ounces of gold (Q4 2021 - 14,499 ounces) at an AISC of $1,188 per oz (Q4 2021 - $1,419 per oz). The Company sold 14,977 ounces (Q4 2021 - 14,279 ounces) at an average realized price of $1,861 per oz (Q4 2021 - $1,792 per oz), recognizing revenue of $27.9 million (Q4 2021 - $25.6 million) for the Quarter.
Processed throughput was 325,000 tonnes in Q1 2022, despite experiencing an outage on the primary crusher in early February. Prompt action and mining higher-grade ore from open pit sources meant processing volumes were in line with normal operating parameters and feed grade was higher than in Q4 2021. Underground mining unit costs in Q1 2022 were higher than Q4 2021 as maintenance and services were higher, while tonnes mined was 10% lower due to a fall of ground and additional grade control requirements later in the period. AISC per oz was lower in the Quarter, largely due to lower sustaining capital spend in Q1 2022 for machinery and equipment.

Management’s Discussion and Analysis For the three months ended March 31, 2022
Exploration and development
The Company drilled a total of 13,665 m at Fazenda during Q1 2022. All drilling was focused on Mineral Reserve replacement in the immediate mine area. Exploration expenditures during the Quarter totalled $0.8 million.
During Q1 2022, sustaining capital expenditures of $3.1 million focused primarily on underground development. Non-sustaining capital of $0.4 million related to exploration activities.
Outlook
Fazenda’s production for 2022 is estimated at 60,000 to 65,000 ounces of gold, with cash costs estimated at $975 to $1,025 per oz and AISC estimated at $1,200 to $1,250 per oz sold.
Production in Q2 2022 is expected to include open pit ore sources to offset a shortfall of tonnes from the underground mine. An increase in underground development is planned to increase the number of working areas (stopes). Also, a program for additional maintenance and refurbishment of equipment is underway to improve availability. Plant throughput is planned to be maximized in Q2 2022 as the primary crusher has returned to full use following a mechanical failure that required refurbishment in Q1 2022, during which a mobile crusher provided plant feed. Work on closure of TSF 3 is underway with completion anticipated in Q3 2022.
Exploration efforts continue within the mine area, especially in the Canto 2 Pit and in the Bahia Belt, a 70-km-long greenstone belt that hosts both the Fazenda and Santa Luz mines. A $1.5 million airborne geophysical survey that will cover the entire belt will commence in Q2 2022. The 2022 regional exploration program includes 50,000 m of drilling targeting high priority near-mine and regional targets. Of the $9 million non-sustaining capital allocated for district exploration in the Bahia Belt, $4 million has been budgeted to Fazenda with the remainder budgeted to Santa Luz.
An updated Fazenda Mineral Resource and Mineral Reserve statement, which will incorporate Canto 2 drill results, is planned for late 2022.
Of the $14 million sustaining capital investment planned for 2022, $6 million is allocated for underground development, $3 million for open pit waste stripping, $2 million for exploration to upgrade inferred Mineral Resources and $2 million for engineering, plant maintenance and equipment. Non-sustaining growth capital of $11 million includes $4 million for underground development, $3 million for exploration and $4 million for district exploration, as noted above.

Management’s Discussion and Analysis For the three months ended March 31, 2022
RDM Gold Mine, Minas Gerais, Brazil
RDM is located in Minas Gerais State, Brazil and commenced production in early 2014 as a conventional open pit operation.
Operating and financial results for the three months ended March 31, 2022

		Three months ended
Operating data	Unit	March 31, 2022	December 31, 2021	March 31, 2021
Ore mined	kt	111	346	338
Waste mined	kt	5,118	3,829	6,040
Open pit strip ratio	w:o	46.18	11.06	17.87
Tonnes processed	kt	566	713	630
Average gold grade processed	g/t	0.48	0.68	0.86
Recovery	%	87.2	87.6	85.7
Gold produced(1)	oz	7,160	13,362	15,498
Gold sold	oz	7,162	13,424	15,745
Financial data
Revenue	M$	13.4	24.0	28.1
Cash costs(2)	M$	11.8	18.6	16.1
Sustaining capital(2)	M$	1.0	3.6	1.6
Reclamation expenses	M$	0.3	0.5	0.2
Total AISC(1)	M$	13.1	22.7	17.9
AISC contribution margin(2)	M$	0.4	1.3	10.2
Care and maintenance	M$	0.3	—	—
Non-sustaining expenditures(2)	M$	13.8	4.7	6.2
Mine free cash flow(2)	M$	(13.7)	(3.4)	4.0
Unit analysis
Realized gold price per oz sold	$/oz	1,868	1,789	1,782
Cash costs per oz sold(2)	$/oz	1,641	1,386	1,022
AISC per oz sold(2)	$/oz	1,824	1,689	1,137
Mining cost per tonne mined	$/t	2.98	2.73	1.78
Processing cost per tonne processed	$/t	14.20	10.65	9.69
G&A cost per tonne processed	$/t	3.58	3.12	2.94
(1)Gold production for Q1 2022 was impacted by new Brazil Federal legislation announced February 16, 2022, changing minimum freeboard guidelines for all tailings storage facilities (“TSF”), effective immediately. Freeboard is the height from the crest of the TSF embankment to the surface of tailings and water in the TSF.
(2)Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q1 2022 Analysis
Production
During Q1 2022, RDM produced 7,160 ounces of gold (Q4 2021 - 13,362 ounces) at an AISC of $1,824 per oz (Q4 2021 - $1,689 per oz). The Company sold 7,162 ounces (Q4 2021 - 13,424 ounces) at an average realized price of $1,868 per oz (Q4 2021 - $1,789 per oz), recognizing revenue of $13.4 million (Q4 2021 - $24.0 million) for the Quarter.
Production was lower in the Quarter compared to Q4 2021 as RDM temporarily suspended plant operations for just over two weeks to reduce water levels in the TSF to comply with regulatory requirements. Mining and stockpiling of ore continued during the suspension of plant operations. To comply with requirements, the Company pumped water from the TSF into the open pit, which meant higher-grade ore sources in the bottom of the pit were not available for mining. Consequently, RDM was reliant on processing lower-grade stockpile material for 80% of the ore processed during the Quarter. Unit costs were higher than Q4 2021 as the result of the atypical operating conditions. AISC per oz was also impacted by a $0.8 million write-down of inventories to net realizable value during the Quarter.

Management’s Discussion and Analysis For the three months ended March 31, 2022
Exploration and development
The Company completed 5,474 m of core drilling during Q1 2022. Drilling focused on near-mine Mineral Resource growth to the north and below the existing open pit. Exploration expenditures during the Quarter totalled $0.8 million.
Sustaining capital expenditures in Q1 2022 of $1.0 million related primarily to equipment and machinery, principally evaporators, to assist with TSF water level management. The Company spent $12.9 million of non-sustaining capital during the Quarter for capitalized stripping.
Outlook
RDM production for 2022 is estimated at 70,000 to 80,000 ounces of gold, although with the temporary suspension of operations in Q1 2022, production is expected to be closer to the lower end of guidance. Cash costs are estimated at $1,200 to $1,250 per oz and AISC is estimated at $1,350 to $1,400 per oz.
AISC at RDM in 2022 includes $11 million of sustaining capital, of which $9 million relates to increasing capacity of the TSF and installing a tailings thickener to reduce water consumption. Non-sustaining growth capital of $18 million relates primarily to capitalized stripping for a pushback of the open pit to provide better access to the ore body. In addition, the Company has allocated $3 million for exploration to undertake the first exploration campaign at RDM in several years, with a focus on potential extensions along strike and down dip.
Due to a reversal of previous decisions by SUPRAM (State Environmental Agency - Minas Gerais), permitting the next TSF raise at RDM is delayed. Discussions with regulatory authorities are ongoing. If the Company is not able to achieve satisfactory resolution prior to the need to start the next raise in Q2 2022, operations at the mine may be temporarily suspended commencing in Q2 or Q3 2022.
The RDM TSF is raised on an intermittent basis throughout the mine life to store additional tailings produced from ongoing operations. The TSF has been designed and is operated to industry best practices and is regularly inspected and audited by independent parties. A design alteration was filed with SUPRAM in 2017 to change from a centreline to a downstream design, which is considered the safest construction method, and since 2018 each raise has been completed using a downstream design. Permits to raise the TSF using a downstream design were granted in 2019 and 2020. In 2020, the Company requested a raise method formalization as an addendum to the license to operate, confirming the change to a downstream design, and in early 2021 SUPRAM granted the permit to raise the TSF to its current level. In 2021, the Company applied for a permit for the next TSF raise, which has not been granted to date.

Management’s Discussion and Analysis For the three months ended March 31, 2022
Los Filos Gold Mine, Guerrero, Mexico
Los Filos is located in Guerrero State, Mexico, and began production in 2008. Current operations comprise three open pits (Los Filos, Bermejal and Guadalupe), two underground mines (Los Filos and Bermejal) and secondary recovery from previously leached ores. Ore from the deposits is currently processed using heap leach recovery.
Operating and financial results for the three months ended March 31, 2022

		Three months ended
Operating data	Unit	March 31, 2022	December 31, 2021	March 31, 2021
Ore mined - open pit	kt	1,386	3,423	771
Waste mined - open pit	kt	14,000	11,036	10,541
Open pit strip ratio	w:o	10.10	3.22	13.67
Average open pit gold grade	g/t	0.67	0.77	0.33
Ore mined - underground	kt	147	162	134
Average underground gold grade	g/t	3.08	3.11	3.50
Ore re-handled for secondary leaching	kt	—	—	1,514
Gold produced	oz	38,856	54,733	29,447
Gold sold	oz	38,471	55,144	28,599
Financial data
Revenue	M$	71.5	98.8	50.7
Cash costs(1)	M$	62.9	72.3	56.8
Sustaining capital(1)	M$	4.8	5.3	6.1
Reclamation expenses	M$	0.6	1.4	0.8
Total AISC(1)	M$	68.3	79.0	63.7
AISC contribution margin(1)	M$	3.1	19.7	(13.1)
Care and maintenance	M$	—	—	1.1
Non-sustaining expenditures(1)	M$	13.4	10.2	16.1
Mine free cash flow(1)	M$	(10.3)	9.5	(30.3)
Unit analysis
Realized gold price per oz sold	$/oz	1,861	1,787	1,770
Cash costs per oz sold(1)	$/oz	1,635	1,311	1,987
AISC per oz sold(1)	$/oz	1,776	1,433	2,231
Mining cost per tonne mined - open pit	$/t	1.50	1.50	1.28
Mining cost per tonne mined - underground	$/t	96.01	82.07	96.04
Processing cost per tonne processed	$/t	12.62	6.05	7.34
G&A cost per tonne processed	$/t	5.45	1.70	2.30
(1)Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q1 2022 Analysis
Production
During Q1 2022, Los Filos produced 38,856 ounces of gold (Q4 2021 - 54,733 ounces) at an AISC of $1,776 per oz (Q4 2021 - $1,433 per oz). The Company sold 38,471 ounces (Q4 2021 - 55,144 ounces) at an average realized price of $1,861 per oz (Q4 2021 - $1,787 per oz), recognizing revenue of $71.5 million (Q4 2021 - $98.8 million) for the Quarter.
Production decreased in Q1 2022 compared to Q4 2021, reflecting a resumption of waste stripping in the open pit mining operations. The mine achieved a record of 15.4 million open pit tonnes moved during the Quarter, which follows the previous record of 14.4 million open pit tonnes achieved in Q4 2021. This represents more than a 40% increase in volumes compared to prior 2021 quarters and reflects the scaling up of Los Filos mining operations. Development work continues for the new Bermejal underground deposit to access higher-grade ore. AISC per oz sold was higher than the prior quarter, reflecting the position in the mining sequence with a higher proportion of waste tonnes and lower grade of ore, which resulted in a $6.9 million write-down of inventories to net realizable value. Production and cost performance are in line with 2022 expectations.

Management’s Discussion and Analysis For the three months ended March 31, 2022
Exploration and development
Exploration expenditures at Los Filos for Q1 2022 totalled $0.9 million and included 602 m of RC infill drilling at the Los Filos open pit and 1,239 m of core infill drilling at the Guadalupe open pit.
Sustaining capital expenditures of $4.8 million during Q1 2022 related primarily to underground development and processing equipment. Non-sustaining capital expenditures of $13.4 million during the Quarter related primarily to capitalized stripping in the Los Filos open pit, equipment rebuilds to increase mining capacity and Bermejal underground development costs.
Outlook
Los Filos production for 2022 is estimated at 160,000 to 180,000 ounces of gold. While Los Filos costs are expected to be lower in the second half of the year, waste stripping campaigns in the Los Filos and Guadalupe open pits and underground development for Bermejal are expected to impact AISC and free cash flow for the whole year. Los Filos 2022 guidance estimates cash costs at $1,400 to $1,475 per oz and AISC at $1,625 to $1,700 per oz.
The next two quarters are expected to be relatively lower production periods compared with the first and fourth quarters, as work focuses on stripping and development campaigns to yield higher-grade ore. Stripping of the Los Filos Zone 70 pushback will continue through the year with ore production expected later in the third quarter. Stripping continues in the Guadalupe pit through the next two quarters with expected high-grade ore production in the fourth quarter. Mining in the Los Filos South underground is expected to wind down during the second quarter. Capital expenditure will continue in the Bermejal underground to develop into ore zones with an increased level of production through the year. Exploration activities will continue to focus on resource conversion in the Los Filos underground and in the Guadalupe open pit.

The Company continues to review the potential to construct a new carbon-in-leach plant to operate concurrently with the existing heap leach operation, which could increase production and lower costs, but does not expect to make a construction decision until the majority of Greenstone expenditures are complete and the current stability with local communities allows operations to continue without interruption.

AISC at Los Filos in 2022 includes $38 million of sustaining capital, with $13 million allocated for capitalized stripping of the Guadalupe open pit, $7 million for development of the Los Filos underground mine, $10 million for fleet refurbishment and processing equipment and $4 million for exploration. Non-sustaining growth capital of $62 million includes $23 million for stripping of the Los Filos open pit, $24 million for Bermejal underground development and $14 million for fleet rebuilds and new equipment.

Management’s Discussion and Analysis For the three months ended March 31, 2022
Mercedes Gold Mine, Sonora, Mexico
Equinox Gold acquired Mercedes on April 7, 2021, as part of the Premier Acquisition. Mercedes is an underground gold-silver mine located in Sonora State, Mexico. In December 2021, the Company announced an agreement to sell Mercedes and completed the sale on April 21, 2022.
Operating and financial results for the three months ended March 31, 2022

		Three months ended
Operating data	Unit	March 31, 2022	December 31, 2021
Ore mined - underground	kt	120	125
Tonnes processed	kt	162	161
Average gold grade processed	g/t	2.27	2.30
Recovery	%	95.5	95.4
Gold produced	oz	11,267	11,353
Gold sold	oz	12,577	10,266
Financial data
Revenue	M$	23.9	18.9
Cash costs(1)	M$	11.4	11.2
Sustaining capital(1)	M$	5.4	4.7
Reclamation expenses	M$	1.1	0.4
Total AISC(1)	M$	17.9	16.3
AISC contribution margin(1)	M$	6.0	2.6
Non-sustaining expenditures(1)	M$	0.2	0.5
Mine free cash flow(1)	M$	5.8	2.1
Unit analysis
Realized gold price per oz sold	$/oz	1,827	1,775
Cash costs per oz sold(1)	$/oz	904	1,091
AISC per oz sold(1)	$/oz	1,424	1,584
Mining cost per tonne mined - underground	$/t	47.62	33.38
Processing cost per tonne processed	$/t	18.71	18.56
G&A cost per tonne processed	$/t	11.21	14.19
(1)Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q1 2022 Analysis
Production
During Q1 2022, Mercedes produced 11,267 ounces of gold (Q4 2021 - 11,353 ounces) at an AISC of $1,424 per oz (Q4 2021 - $1,584 per oz). The Company sold 12,577 ounces (Q4 2021 - 10,266 ounces) at an average realized price of $1,827 per oz (Q4 2021 - $1,775 per oz), recognizing revenue of $23.9 million (Q4 2021 - $18.9 million) for the Quarter.
Production for Q1 2022 was in line with Q4 2021 with development to improve access to mining faces ongoing. Low-grade stockpile material was also processed in Q1 2022, utilizing spare capacity in the processing plant. Mining unit costs were higher in Q1 2022 due to pumping out one of the underground areas being developed and additional rehabilitation work on other ore sources.
Exploration and development
Exploration activities during Q1 2022 included drilling of 1,465 m at the Marianas target, 1,586 m at the Diluvio target, 465 m at the Rey de Oro target and 640 m at the Margarita East target, for a total of $0.8 million in exploration expenditures for the Quarter.
Sustaining capital expenditures in Q1 2022 of $5.4 million related primarily to underground mine development. The Company spent $0.2 million of non-sustaining capital on exploration during the Quarter.

Management’s Discussion and Analysis For the three months ended March 31, 2022

DEVELOPMENT PROJECTS
Santa Luz Project, Bahia, Brazil
The Company poured first gold from the resin and elution circuit and gravity circuit at its new Santa Luz Mine on March 30, 2022. Santa Luz construction was completed on time and on budget, with no lost-time injuries, and the mine is ramping up toward commercial production.
As a brownfield past-producing mine, the majority of site services and infrastructure was already in place at Santa Luz. Primary activities required to restart the mine included refurbishing existing infrastructure, retrofitting the plant, installing a new leach system and additional grinding capacity, and increasing the storage capacities of the existing tailings and water storage facilities. When operating at capacity, the mine is expected to produce on average 100,000 ounces of gold per year, with additional upside from nearby exploration targets and existing underground Mineral Resources.
Q1 2022 Update and Outlook
Of the $103 million total construction capital for the project, the Company had committed approximately $102.5 million and spent approximately $93.0 million through the end of March 2022, including expenditures incurred during 2020 and 2021. Work during Q2 2022 to achieve commercial production will focus on completion of critical components, including the crushing circuit, which is currently using a temporary crusher, the elution circuit (mainly piping and boiler), and several infrastructure components that were re-scheduled to align with the gold pour schedule.
Santa Luz production for 2022, including gold produced before commercial production, is estimated at 70,000 to 90,000 ounces of gold with cash costs of $825 to $925 per oz and AISC of $975 to $1,050 per oz sold. AISC at Santa Luz in 2022 includes $19 million of sustaining capital, of which $11 million relates to open pit stripping and $4 million for a TSF lift.
Approximately $5.5 million of non-sustaining construction capital remains to be spent in 2022, with an additional $5 million allocated to Fazenda-Santa Luz district exploration, as noted above.
Greenstone Project, Ontario, Canada
Greenstone is being advanced in a 60/40 partnership between Equinox Gold and Orion Mine Finance Group (“Orion”) through their respective interests in Greenstone Gold Mine GP Inc., which manages the project. The Company acquired a 50% interest in Greenstone in April 2021 with the Premier Acquisition, and subsequently purchased an additional 10% interest from Orion to bring its total interest in the project to 60%. Greenstone will be an open pit mine with the expectation of producing more than 5 million ounces of gold over an initial 14-year mine life. Gold production for the first five years of operations is estimated at more than 400,000 ounces annually with life-of-mine production expected to average 360,000 ounces annually, with 60% attributable to Equinox Gold.
On October 27, 2021, Equinox Gold announced groundbreaking for full-scale construction of Greenstone with a construction budget of C$1.53 billion (100% basis) ($1.23 billion at a rate of USD:CAD 1.25). Construction will be funded on a pro rata basis with Equinox Gold funding 60% and Orion funding 40%. The initial capital estimate has been updated from the 2020 feasibility study estimate to reflect firm supplier quotes following detailed engineering, a review and update of capital costs, and an increased contingency including a provision for future inflation and potential COVID-19 costs. The initial cash spend could be reduced by approximately $100 million through lease financing for mobile equipment and offset economically by up to $70 million of pre-commercial production revenues (at a gold price of $1,750 per oz). Approximately 80% of the initial capital is Canadian-dollar based.
Q1 2022 Update and Outlook
Following commissioning of the temporary workforce camp, construction office and temporary effluent water treatment plant in late Q3 2021, major construction activities got underway in Q4 2021 on the TSF, the Goldfield Creek diversion, the new portion of Highway 11 and plant site earthworks. The major concrete contractors mobilized during Q1 2022 and advanced concrete foundation work for the site administration building, permanent effluent water treatment plant, truck shop, power plant and process plant buildings. Construction of the TSF, Goldfield Creek diversion, and the new portion of Highway 11 are ahead of plan and erection of the administration office modules is underway.
Engineering is more than 90% complete at the end of Q1 2022 and is expected to be completed in Q2 2022. Significant procurement activity continued during the Quarter, with contracts now committed for the majority of the process plant equipment, the power plant generators, administration building, steel buildings, mine mobile equipment, explosives supply and the initial electrical bulk orders.

Management’s Discussion and Analysis For the three months ended March 31, 2022

DEVELOPMENT PROJECTS (CONTINUED)
There were 370 people on-site at the end of the Quarter. The on-site concrete batch plant was commissioned in early April 2022 and the first structural steel deliveries have begun to arrive on site. Activities in Q2 2022 will include placing the remaining equipment contracts and advancing concrete construction activities with 8,000 m3 expected to be poured by the end of Q2 2022. Building steel erection work for the permanent effluent water treatment plant, truck shop, power plant and process plant buildings are expected to commence in Q2 2022. Construction of the TSF, Goldfield Creek diversion, and Highway 11 are expected to continue and the first four haul trucks are expected to be delivered in Q2 2022, in anticipation of the start of mine pre-production activities in Q4 2022.
The total value contracted to the end of March 2022 is $585 million (100% basis), representing approximately 50% of the budgeted capital expenditures. The total value of fixed price contracts placed to the end of Q1 2022 is $360 million (100% basis), representing 31% of capital, which includes the full value of mine mobile equipment contracts during the capital expenditure phase, with $125 million awarded to Indigenous community companies or joint ventures. As at March 31, 2022, the Greenstone project had $520 million committed (100% basis). During 2022, Equinox Gold expects to fund $326 million of construction capital. The Company’s share of expenditures during the Quarter was $39.5 million.
Los Filos Expansion, Guerrero, Mexico
The Company is continuing planned expansion projects at the Los Filos gold mine complex with ongoing development of a second underground mine (Bermejal). The Company is also completing an updated feasibility study reviewing the potential to construct a new carbon-in-leach (“CIL”) plant to process higher-grade ore, operating concurrently with the existing heap leach operation, the results of which are expected to be released in late 2022.
Q1 2022 Update and Outlook
Development of the Bermejal underground mine advanced 1,054 m during the Quarter and 22,093 tonnes of ore was mined with an average grade of 2.04 grams per tonne gold.
Mineral Resource block models for the main deposits were updated based on exploration and infill drilling completed in 2021. These updated models will form the basis for the new CIL plant engineering studies planned for completion in 2022. Life-of-mine planning and scheduling continues to be updated with a plan to send higher grade ore to the CIL plant and lower grade ore to the current heap leach operations. The review process by CENACE, the national energy utility in Mexico responsible for energy regulation, for the proposed new electrical substation and power line extension required for the CIL plant and ancillary facilities is ongoing, with completion anticipated in Q2 2022.
While the CIL plant is expected to increase annual production and reduce costs, the Company does not expect to make a construction decision until the majority of Greenstone expenditures are complete and the current stability with local communities allows operations to continue without interruption.
Castle Mountain Expansion, California, USA
In March 2021, the Company announced the results of the feasibility study for a Phase 2 expansion at Castle Mountain. The current operation consists of a ROM heap leach facility placing 12,700 tonnes per day of ore. Phase 2 is expected to expand ROM heap leaching and incorporate milling of higher-grade ore, increasing production to an average of 218,000 ounces per year for 14 years followed by leach pad rinsing to recover residual gold. Life-of-mine production including Phase 1 operations and end of mine life rinsing is estimated at 3.4 million ounces of gold over a 21-year mine life. On a standalone basis, Phase 2 is expected to produce 3.2 million ounces of gold with AISC in the lower industry quartiles.
Q1 2022 Update and Outlook
While Phase 2 is expected to operate within the existing approved mine boundary, the changes to previously analyzed impacts, such as increased land disturbance within the mine boundary and increased water use, require modification to the Company’s approved Mine and Reclamation Plan (“Plan of Operation”) for the Project. The 2022 Mine and Reclamation Plan amendment application was submitted to the lead agencies (San Bernardino County and U.S. Bureau of Land Management) in early March 2022; both agencies are in varying stages of assessing the completeness of the application. The Company expects the initial lead agency application review to run through most of 2022 and that by the end of 2022, both agencies will jointly determine the appropriate level of state and federal environmental review required (i.e., an Environmental Assessment or an Environmental Impact Statement/Report). The resulting environmental review process and public scoping is anticipated to begin by early 2023.

Management’s Discussion and Analysis For the three months ended March 31, 2022

DEVELOPMENT PROJECTS (CONTINUED)
Aurizona Expansion, Brazil
In November 2021, the Company filed a PFS providing more detail for the planned expansion at Aurizona. The Company sees potential to extend the Aurizona mine life and increase annual production by mining new underground and satellite open pit deposits concurrently with the existing open pit mine.
Q1 2022 Update and Outlook
An external consulting company has been engaged to advance the expansion evaluation to a feasibility study level. At the same time, permitting for an exploration decline is ongoing so that underground development can start when the open pit mine depth reaches the preferred portal location.

HEALTH, SAFETY AND ENVIRONMENT
Health & Safety
Equinox Gold had five lost-time injuries during the Quarter. The Company’s Lost-time Injury Frequency Rate (“LTIFR”) was 0.94 for the Quarter (0.70 for the 12-month rolling period), compared to the 2022 target of 0.65 per million hours worked. The Company’s Total Reportable Injury Frequency Rate (“TRIFR”), which is a measure of all injuries that require the attention of medically trained personnel, was 3.76 for the Quarter (3.01 for the 12-month rolling period), compared to the 2022 target of 3.40 per million hours worked.
Equinox Gold continues to maintain precautionary measures at all its operations to manage issues related to the COVID-19 pandemic with the primary goal of protecting the health, safety and economic well-being of the Company’s workforce and local communities. Each of the Company’s operations has implemented preventive measures in collaboration with the Company’s employees, contractors, host communities and governments to limit COVID-19 exposure and transmission as much as possible. The Company continues to enforce stringent operational and safety procedures in accordance with guidelines outlined by the World Health Organization, the US Centre for Disease Control, consulting health professionals, and the local, state and federal governments at each of its sites. While all of the Company’s sites have experienced some cases of COVID-19, most cases have been asymptomatic or have been managed in a way that allows production to continue while not putting employees and contractors at risk.
Environment
There were no significant environmental incidents reported during the Quarter as defined by the Company’s environmental standards.
During the Quarter, Los Filos was recertified under the International Cyanide Code. RDM, Aurizona and Castle Mountain will have their respective certification audits later in 2022 according to the schedule set by the International Cyanide Management Institute.

COMMUNITY DEVELOPMENT & ESG REPORTING
Community Engagement & Development
In Q1 2022, community engagement activities and events were held at all of the Company’s sites. In Brazil, Fazenda, Santa Luz, RDM and Aurizona continued with the implementation of social programs to support sports, cultural and education activities. These programs are delivered in partnership with local and national non-governmental organizations. RDM and Santa Luz held meetings with community representatives to discuss the implementation of the Emergency Action Plan for tailings and waste rock storage facilities.
All of Equinox Gold’s mine sites made financial and in-kind contributions to safety and health promotion campaigns as well as local programs to address the challenges of the COVID-19 pandemic. In Mexico, Mercedes and Los Filos helped the government-led COVID-19 vaccination campaign in their local communities. In the USA, Mesquite and Castle Mountain representatives participated in several community events, and Castle Mountain began the Joshua tree research partnership with the Desert Research Institute. In Canada, Greenstone successfully launched the Community Sustainability Committee which provides a forum for dialogue about construction activities and efforts to maximize positive economic and social impacts.

Management’s Discussion and Analysis For the three months ended March 31, 2022

COMMUNITY DEVELOPMENT & ESG REPORTING (CONTINUED)
In Q1 2022, several investments were made to support community development and quality of life improvements. Los Filos started truck operator training for community members, donated an ambulance to the Carizalillo community and continued the delivery of scholarships.
At Aurizona, the new water treatment plant was completed and handed over to the municipality for long-term operations. This new treatment plant and water distribution network have greatly improved the water quality and reliability of service for the Aurizona village. Aurizona also concluded the admission process of the new class of the Young Apprentice program and signed a contract with a federal agency for the implementation of technical courses for community members.
At Santa Luz, discussions continued with representatives of the Brazilian Service for Micro and Small Enterprises to develop the Supplier Development Project. This project aims to support local businesses to meet the requirements to become suppliers of the mine.
At Greenstone, the Company’s First Nations’ partners and Greenstone’s Municipality Employment Services Agency received provincial training funding approvals. Training programs, including heavy equipment operation, will be provided in partnership with Confederation College and Greenstone Gold Mine.
ESG Reporting
During Q1 2022, Equinox Gold continued to develop its 2021 ESG Report with additional disclosures and metrics. This report focuses on key issues identified in the materiality assessment conducted in Q4 2021, which included a review of external sources as well as an extensive stakeholder survey with feedback from the Company’s workforce, community partners, Indigenous partners, investors and other stakeholders.
The Company plans to publish its 2021 ESG report in early May 2022, and also expand the ESG section of its website to include additional disclosure and data tables in line with the reporting frameworks of the Global Reporting Initiative (“GRI”), the Sustainability Accounting Standards Board (“SASB”) and the Task Force on Climate-related Financial Disclosures (“TCFD”). The Company will continue to update select health, safety and environment data on its website on a quarterly basis.

CORPORATE
Sale of Mercedes
On April 21, 2022, the Company closed the sale of the Mercedes Mine to Bear Creek Mining Corporation (“Bear Creek”) (the “Transaction”) for the following consideration:
•$75.0 million in cash paid on closing of the Transaction;
•$25.0 million in cash payable within six months of closing of the Transaction;
•24.7 million common shares of Bear Creek, representing approximately 16.6% of the issued and outstanding common shares of Bear Creek following the close of the Transaction; and
•a 2% net smelter return (“NSR”) on production from Mercedes.
Exercise of Solaris Share Purchase Warrants Held by Third Parties
On April 20, 2022, the Company received $40.1 million (C$50.0 million) following the exercise of Solaris warrants held by third parties to acquire Solaris shares from Equinox Gold.
Exercise of Solaris Share Purchase Warrants
On April 28, 2022, the Company exercised 1 million share purchase warrants issued to Equinox Gold by Solaris at an exercise price of C$6.75 per share.
Following the exercise of the share purchase warrants, the Company owns 13,826,737 shares, representing approximately 12.71% of Solaris.

Management’s Discussion and Analysis For the three months ended March 31, 2022

FINANCIAL RESULTS

Selected financial results for the three months ended March 31, 2022 and 2021

$ amounts in millions, except per share amounts	Three months ended
	March 31, 2022	March 31, 2021
Revenue	$223.2	$229.7
Cost of sales
Operating expense	(152.4)	(146.8)
Depreciation and depletion	(42.3)	(38.7)
Earnings from mine operations	28.5	44.2
Care and maintenance expense	(0.4)	(2.0)
Exploration expense	(3.2)	(3.0)
General and administration expense	(11.8)	(7.4)
Income from operations	13.1	31.9
Finance expense	(9.4)	(8.7)
Finance income	0.8	0.4
Share of net loss in associate	(1.6)	(2.7)
Other (expense) income	(19.0)	49.3
Net (loss) income before taxes	(16.1)	70.3
Income tax expense	(3.7)	(20.0)
Net (loss) income	$(19.8)	$50.3
Net (loss) income per share attributable to Equinox Gold shareholders
Basic	$(0.07)	$0.21
Diluted	$(0.07)	$0.14
Earnings from mine operations
Revenue for Q1 2022 was $223.2 million (Q1 2021 - $229.7 million) on sales of 119,324 ounces of gold (Q1 2021 - 128,555 ounces). The decrease in revenue in Q1 2022 compared to Q1 2021 was primarily due to a 7% decrease in gold ounces sold, offset partially by a 4% increase in the realized gold price. The decrease in gold ounces sold was driven by lower gold sales at Aurizona, Mesquite and RDM, offset partially by higher gold sales at Los Filos and gold sales at Mercedes which was acquired in April 2021.
Operating expense in Q1 2022 was $152.4 million (Q1 2021 - $146.8 million). The 4% increase in operating expense in Q1 2022 compared to Q1 2021 was primarily due to a full period of operations at Mercedes, which was acquired in April 2021, as well as higher mining and processing costs as a result of cost escalation for certain consumables, including diesel.
Depreciation and depletion in Q1 2022 was $42.3 million (Q1 2021 - $38.7 million). The 9% increase in depreciation and depletion in Q1 2022 compared to Q1 2021 was mainly due to the impact of higher gold production at Los Filos, offset partially by the impact of lower gold production at RDM, driven by a temporary suspension of plant operations from February 26 to March 14, 2022 until water levels in the TSF were reduced to comply with Federal legislative requirements in Brazil announced in February 2022.
Care and maintenance
Care and maintenance expense in Q1 2022 was $0.4 million (Q1 2021 - $2.0 million) and relates to the temporary suspension of plant operations at RDM from mid-February to mid-March 2022 until water levels in the TSF were reduced to comply with Federal legislative requirements in Brazil announced in February 2022. Care and maintenance expense for Q1 2021 relates to a temporary stoppage at Pilar in January 2021 for plant repairs and at Los Filos due to the delayed start of development at Bermejal underground until the Carrizalillo community agreement was signed.

Management’s Discussion and Analysis For the three months ended March 31, 2022

FINANCIAL RESULTS (CONTINUED)
General and administration
General and administration expense in Q1 2022 was $11.8 million (Q1 2021 - $7.4 million). The increase in general and administration expense was due to an increase in salaries and wages, driven by higher headcount, professional fees and office and other costs due to the increased size of the Company and increased travel expenses as COVID-19 travel restrictions were lifted and management has resumed site visits and in-person marketing. Included within general and administration expense was $1.3 million of non-cash share-based compensation expense (Q1 2021 - recovery of $0.1 million).
Other (expense) income
Other expense for Q1 2022 was $19.0 million (Q1 2021 - other income of $49.3 million).

	Three months ended
	March 31, 2022	March 31, 2021
Foreign exchange (loss) gain	$(12.0)	$0.9
Change in fair value of gold contracts	(6.8)	31.7
Change in fair value of foreign exchange contracts	18.1	(11.1)
Change in fair value of warrants	(18.7)	33.3
Other expense	0.4	(5.5)
Total other (expense) income	$(19.0)	$49.3
Foreign exchange loss for Q1 2022 was $12.0 million (Q1 2021 - gain of $0.9 million), driven by primarily by the impact of strengthening of the Brazilian Réal (“BRL”) and Mexican Peso (“MXP”) compared to the USD on BRL and MXP denominated assets and liabilities.
Change in fair value of gold contracts for Q1 2022 was a loss of $6.8 million (Q1 2021 - gain of $31.7 million), driven by an increase in gold price relative to the gold contract strike price.
Change in fair value of foreign exchange contracts for Q1 2022 was a gain of $18.1 million (Q1 2021 - loss of $11.1 million), driven primarily by the strengthening of the BRL compared to the USD.
Change in fair value of warrants for Q1 2022 was a loss of $18.7 million (Q1 2021 - gain of $33.3 million), driven primarily by a decrease in Solaris’ share price compared to December 31, 2021.
Income tax expense
In Q1 2022, the Company recognized a tax expense of $3.7 million (Q1 2021 - tax expense of $20.0 million), driven primarily by lower earnings from mine operations in Q1 2022 compared to Q1 2021.

Management’s Discussion and Analysis For the three months ended March 31, 2022

FINANCIAL RESULTS (CONTINUED)

Selected quarterly information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through March 31, 2022:

$ amounts in millions, except per share amounts	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021
Revenue	$223.2	$381.2	$245.1	$226.2
Cost of sales
Operating expense	(152.4)	(215.5)	(152.7)	(139.9)
Depreciation and depletion	(42.3)	(66.4)	(46.8)	(45.0)
Earnings from mine operations	28.5	99.3	45.6	41.3
Care and maintenance expense	(0.4)	(0.1)	(6.0)	(7.1)
Exploration expense	(3.2)	(2.9)	(5.6)	(4.7)
General and administration expense	(11.8)	(17.3)	(12.4)	(15.5)
Income from operations	13.1	79.0	21.6	14.0
Finance expense	(9.4)	(10.3)	(10.7)	(11.8)
Finance income	0.8	1.1	1.1	0.2
Share of net (loss) income in associate	(1.6)	8.3	(5.3)	0.4
Other (expense) income	(19.0)	10.1	(18.0)	385.2
Net (loss) income before taxes	(16.1)	88.2	(11.3)	388.0
Income tax (expense) recovery	(3.7)	20.8	3.2	15.8
Net (loss) income	$(19.8)	$109.0	$(8.1)	$403.8
Net (loss) income per share attributable to Equinox Gold shareholders
Basic	$(0.07)	$0.37	$(0.03)	$1.37
Diluted	$(0.07)	$0.32	$(0.03)	$1.19

	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020
Revenue	$229.7	$255.5	$244.5	$215.4
Cost of sales
Operating expense	(146.8)	(114.1)	(119.7)	(113.0)
Depreciation and depletion	(38.7)	(43.7)	(36.1)	(35.2)
Earnings from mine operations	44.2	97.7	88.7	67.2
Care and maintenance expense	(2.0)	(29.4)	(13.1)	(21.6)
Exploration expense	(3.0)	(2.4)	(2.9)	(3.9)
General and administration expense	(7.4)	(16.1)	(8.1)	(9.6)
Income from operations	31.8	49.8	64.6	32.1
Finance expense	(8.7)	(8.6)	(12.8)	(11.4)
Finance income	0.4	0.5	0.6	0.4
Share of net loss in associate	(2.7)	(3.1)	(0.9)	(0.4)
Other income (expense)	49.3	28.6	(38.7)	(93.1)
Net income (loss) before taxes	70.1	67.2	12.8	(72.4)
Income tax (expense) recovery	(20.0)	24.0	(9.7)	(5.3)
Net income (loss)	$50.1	$91.2	$3.1	$(77.7)
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$0.21	$0.38	$0.01	$(0.34)
Diluted	$0.14	$0.30	$0.01	$(0.34)

Management’s Discussion and Analysis For the three months ended March 31, 2022

LIQUIDITY AND CAPITAL RESOURCES
Working capital
Cash and cash equivalents at March 31, 2022 were $151.2 million (December 31, 2021 - $305.5 million) and working capital was $615.4 million (December 31, 2021 - $760.7 million). The decrease in working capital from Q4 2021 is mainly due to decreases in cash and cash equivalents, marketable securities and derivative assets, offset partially by decreases in accounts payable and accrued liabilities and derivative liabilities. Changes in components of working capital are described below.
In April 2022, the Company received over $115 million from closing of the sale of Mercedes and sale of Solaris shares to warrant holders.
Marketable securities at March 31, 2022 were $177.4 million (December 31, 2021 - $240.5 million). The decrease was mainly due to a decrease in the fair value of the Company’s investment in Solaris. As at the date of this MD&A, the market value of the Company’s investments in Solaris and i-80 Gold Corp. (“i-80 Gold”) was $134.3 million and $152.0 million, respectively.
Trade and other receivables at March 31, 2022 were $46.0 million (December 31, 2021 - $50.3 million), mainly comprised of $8.7 million of trade receivables from gold sales (December 31, 2021 - $14.2 million), $25.5 million of value-added taxes receivable from the Brazilian and Mexican governments (December 31, 2021 - $24.6 million) and income tax receivables of $7.7 million (December 31, 2021 - $8.0 million).
Current inventory at March 31, 2022 was $214.9 million (December 31, 2021 - $201.6 million). The increase was mainly due to an increase in heap leach inventories at Mesquite, driven by higher consumable costs and other inflationary pressures, as well as an increase in supplies at Santa Luz as the mine prepares for commercial production.
Current derivative assets at March 31, 2022 were $94.2 million (December 31, 2021 - $124.2 million). The decrease was mainly due to a decrease in the fair value of the Company’s Solaris share purchase warrants.
Assets held for sale at March 31, 2022 were $224.2 million (December 31, 2021 - $207.5 million). Assets held for sale relate to the sale of Mercedes to Bear Creek announced in December 2021. The sale closed on April 21, 2022.
Current liabilities at March 31, 2022 were $334.4 million (December 31, 2021 - $402.6 million). The decrease in current liabilities was mainly due to a $27.8 million decrease in accounts payable and accrued liabilities driven by timing of payments, a decrease of $18.3 million related to the Company’s Solaris warrant liability and a decrease of $12.1 million related to foreign exchange contracts.
Cash flow
Cash used in operating activities in Q1 2022 was $16.4 million (Q1 2021 - generated $79.4 million). The decrease in cash generated from operations for Q1 2022 was primarily due to the impact of lower production and sales, in addition to negative working capital changes in accounts payable associated with the timing of payments at operating sites and an increase in inventories driven by a build-up of leach pad inventories at Mesquite and Castle Mountain.
Cash used in investing activities in Q1 2022 was $124.8 million (Q1 2021 - $89.6 million). In Q1 2022, the Company incurred $123.9 million of capital expenditures (Q1 2021 - $70.9 million). The increase in capital expenditures was driven by pre-development work and construction at Greenstone of $40.1 million, construction at Santa Luz of $20.3 million, and deferred stripping at RDM of $12.9 million, offset partially by lower capital spending at Mesquite in Q1 2022 due to a reduction in capital stripping activities at Brownie compared to Q1 2021. During Q1 2021, the Company also provided a short-term loan to i-80 Gold for $20.8 million, which was settled in full in April 2021.
Cash used in financing activities in Q1 2022 was $7.6 million (Q1 2021 - $9.1 million). In Q1 2022, the Company repaid $6.7 million of principal on its term loan (Q1 2021 - nil), paid $5.4 million in finance fees (Q1 2021 - $5.3 million) and paid $5.5 million in lease payments (Q1 2021 - $3.8 million). The Company also received proceeds from option and warrant exercises of $10.0 million (Q1 2021 - $1.2 million).

OUTSTANDING SHARE DATA
As at the date of this MD&A, the Company has 303,500,733 shares issued and outstanding, 2,050,807 shares issuable under stock options, 614,117 shares issuable under share purchase warrants and 4,472,143 shares issuable under RSU. The Company also has 44,458,207 shares issuable under Convertible Notes. The fully diluted outstanding share count at the date of this MD&A is 355,096,007.

Management’s Discussion and Analysis For the three months ended March 31, 2022

COMMITMENTS AND CONTINGENCIES
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the contractual maturities of the Company's financial liabilities, and operating and capital purchase commitments at March 31, 2022:

	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter	Total
Accounts payable and accrued liabilities	$159,115	$—	$—	$—	$—	$—	$159,115
Loans and borrowings(1)(2)	48,424	47,811	512,316	—	—	—	608,551
Derivative liabilities	27,893	—	—	—	—	—	27,893
Lease liabilities(2)	19,292	19,144	4,928	6	6	13	43,389
Other financial liabilities(2)	—	5,000	—	—	—	—	5,000
Reclamation and closure costs(2)	3,685	6,856	8,505	11,275	9,416	129,387	169,124
Purchase commitments(2)	120,044	11,331	10,936	44	6	—	142,361
Other operating commitments(2)	32,051	34,497	35,876	19,326	20,099	52,956	194,805
Total	$410,504	$124,639	$572,561	$30,651	$29,527	$182,356	$1,350,238
(1)Amount includes principal and interest payments, except accrued interest which is included in accounts payable and accrued liabilities
(2)Amounts represent undiscounted future cash flows
At March 31, 2022, the following matters were outstanding:
Legal
The Company is a defendant in various lawsuits and legal actions for alleged fines, labour related and other matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle a claim. To the extent management believes it is probable that a cash outflow will be incurred to settle a claim, a provision for the estimated settlement amount is recognized. At March 31, 2022, the Company recognized a provision of $15.0 million (December 31, 2021 - $11.6 million) for legal matters which is included in other non-current liabilities.
Tax
The Company is contesting federal income and municipal VAT assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. At March 31, 2022, the Company recognized restricted cash of $6.0 million (December 31, 2021 - $4.6 million) in relation to insurance bonds for tax assessments in the appeals process. The Company may be required to post additional security in the future, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisor believe the federal income and municipal tax assessments under appeal are wholly without merit and it is not probable that a cash outflow will occur. Accordingly, no provision has been recognized with respect to these matters.
Environmental
A historic rain event caused widespread flooding in the Aurizona region in late March 2021 and a fresh water pond on the Aurizona site overflowed. The tailings facility and other infrastructure at the Aurizona site remained operational. The Company received notices from the local state government of environmental infractions related to turbidity in the local water supply at Aurizona with associated fines totaling $10.7 million (December 31, 2021 - $9.2 million). In addition to the fines, pubic civil actions have been filed against the Company in the State and Federal courts claiming various damages as a result of the rain event. The Company and its advisors believe the fines and public civil actions are without merit and it is not probable that a cash outflow will occur. Accordingly, no amount has been recognized in relation to the fines.

Management’s Discussion and Analysis For the three months ended March 31, 2022

COMMITMENTS AND CONTINGENCIES (CONTINUED)
COVID-19
In March 2020, the COVID-19 outbreak was declared a global pandemic by the World Health Organization. The pandemic and efforts to contain it have significantly impacted the global economy, including commodity prices, and disrupted global supply chains and capital markets. The Company has implemented preventative measures at each of its sites and corporate office in collaboration with the Company's employees, contractors, host communities and governments to limit the exposure to and spread of COVID-19.
While the Company's operations continue to experience some effects from the COVID-19 pandemic, there have been no further government-mandated shut downs since the second quarter of 2020 and the Company has not experienced any material sales or supply chain disruptions. To date, the effects of COVID-19 on the Company have included mine standby costs incurred during the temporary suspension of operations during the second quarter of 2020 and the subsequent ramp up of operations, incremental costs related to increased health and safety protocols and other COVID-19 related protocols and workforce participation. Additionally, in 2021 and Q1 2022, operations have experienced higher inflation on material inputs due to COVID-19 driven market conditions.
As the COVID-19 pandemic continues to evolve in 2022, the magnitude of its effects on the economy, and on the Company's operating plan, financial and operational performance is uncertain. It is possible that the COVID-19 pandemic could have a material adverse effect on the Company's future results and cash flows and result in write-downs of its non-current assets.
The above matters could have an adverse impact on the Company's financial performance, cash flows and results of operations if they are not resolved favorably.

RELATED PARTY TRANSACTIONS
The Company's related parties include its subsidiaries, associate, joint operation and key management personnel. The Company's key management personnel is comprised of executive and non-executive directors and members of executive management. There were no significant related party transactions during Q1 2022.

Management’s Discussion and Analysis For the three months ended March 31, 2022

NON-IFRS MEASURES
This MD&A refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining and non-sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.
Cash costs and cash costs per oz sold
Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs include mine site operating costs plus lease principal payments, but are exclusive of depreciation and depletion, reclamation, capital and exploration costs and net of by-product sales and then divided by ounces sold to arrive at cash costs per oz sold. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
AISC per oz sold
The Company is reporting AISC per oz of gold sold. The methodology for calculating AISC was developed internally and is calculated below. Readers should be aware that this measure does not have a standardized meaning. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In calculating AISC, the Company includes silver by-product credits as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production.

The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis.

$’s in millions, except ounce and per oz figures	Three months ended
	March 31, 2022	December 31, 2021	March 31, 2021
Gold ounces sold	119,324	212,255	128,555
Operating expenses	$152.4	$215.5	$146.8
Lease payments	2.4	3.8	2.2
Silver by-product credits	(1.0)	0.3	(0.1)
Non-recurring charges recognized in operating expenses (1)	—	(0.4)	—
Fair value adjustment on acquired inventories	(5.9)	1.4	(2.3)
Total cash costs	$147.8	$220.6	$146.6
Cash costs per gold oz sold	$1,238	$1,039	$1,141
Total cash costs	$147.8	$220.6	$146.6
Sustaining capital	37.1	42.4	41.3
Reclamation expenses	2.4	5.5	2.6
Sustaining exploration expenses	1.0	—	0.1
Total AISC	188.3	268.5	190.6
AISC per oz sold	$1,578	$1,265	$1,482
(1)Non-recurring charges recognized in operating expenses relates to an impairment charge on replacement parts at Mesquite.

Management’s Discussion and Analysis For the three months ended March 31, 2022

NON-IFRS MEASURES (CONTINUED)

Sustaining and non-sustaining capital reconciliation
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and TSF raises.
The following table provides a reconciliation of sustaining capital expenditures to the Company’s total capital expenditures for continuing operations.

	Three months ended
$’s in millions	March 31, 2022	December 31, 2021	March 31, 2021
Capital additions to mineral properties, plant and equipment(1)	$129.1	$135.4	$112.1
Less: Non-sustaining capital at operating sites	(30.3)	(23.4)	(27.1)
Less: Non-sustaining capital at development projects	(60.4)	(62.4)	(8.3)
Less: Capital expenditures - corporate	(0.1)	(0.1)	(0.4)
Less: Other non-cash additions(2)	(1.2)	(7.1)	(35.1)
Sustaining capital expenditures	$37.1	$42.4	$41.3
(1)Per note 5 of the condensed consolidated interim financial statements. Capital additions are exclusive of non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.
(2)Non-cash additions include right-of-use assets associated with leases recognized in the period and capitalized depreciation for deferred stripping activities.

Total mine-site free cash flow
Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended
$’s in millions	March 31, 2022	December 31, 2021	March 31, 2021
Operating cash flow before non-cash changes in working capital	$33.5	$122.2	$62.0
Add: Operating cash flow used by non-mine site activity(1)	39.1	32.7	17.1
Cash flow from operating mine sites	$72.6	$154.9	$79.1

Mineral property, plant and equipment additions	$129.1	135.4	112.1
Less: Capital expenditures relating to development projects and corporate and other non-cash additions	(61.7)	(69.6)	(43.8)
Capital expenditure from operating mine sites	67.3	65.8	68.4
Lease payments related to non-sustaining capital items	3.4	3.5	1.2
Non-sustaining exploration expenses	2.1	3.0	2.2
Total mine site free cash flow	$(0.3)	$82.7	$7.3
(1)Includes taxes paid that are not factored into mine site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.

Management’s Discussion and Analysis For the three months ended March 31, 2022

NON-IFRS MEASURES (CONTINUED)

AISC contribution margin, EBITDA and adjusted EBITDA
The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use AISC contribution margin and adjusted EBITDA to evaluate the Company’s performance and ability to generate cash flows and service debt. AISC contribution margin is defined as revenue less AISC. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.
Prior to Q4 2021, adjusted EBITDA was calculated excluding transaction costs as an adjusting item. Commencing in Q4 2021, the Company has adjusted for transaction costs as this item is not considered representative of core operating performance. The calculation of adjusted EBITDA for March 31, 2021 has been adjusted to conform with the current methodology and is different from those previously reported.
The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:
AISC Contribution Margin

	Three months ended
$’s in millions	March 31, 2022	December 31, 2021	March 31, 2021
Revenue	$223.2	$381.2	$229.7
Less: AISC	(188.3)	(268.5)	(190.6)
AISC contribution margin	$34.9	$112.7	$39.1

Management’s Discussion and Analysis For the three months ended March 31, 2022

NON-IFRS MEASURES (CONTINUED)
EBITDA and Adjusted EBITDA

	Three months ended
$’s in millions	March 31, 2022	December 31, 2021	March 31, 2021
Net (loss) income before tax	$(16.1)	$88.2	$70.3
Depreciation and depletion	42.6	66.7	38.8
Finance expense	9.4	10.3	8.7
Finance income	(0.8)	(1.1)	(0.4)
EBITDA	$35.1	$164.1	$117.4
Non-cash share-based compensation expense (recovery)	1.3	0.8	(0.1)
Unrealized loss (gain) on change in fair value of warrants	18.7	(27.5)	(33.3)
Unrealized gain on gold contracts	(5.4)	(4.3)	(42.1)
Unrealized (gain) loss on foreign exchange contracts	(18.1)	(1.7)	11.3
Unrealized foreign exchange loss (gain)	10.5	(10.8)	(1.0)
Non-recurring charges recognized in operating expense(1)	—	0.4	—
Transaction costs	0.1	0.5	0.5
Share of net loss (income) on investment in associate	1.6	(8.3)	2.7
Other (income) expense(2)	(0.4)	16.8	5.5
Adjusted EBITDA	$43.4	$130.0	$60.9
(1)Non-recurring charges recognized in operating expenses relates to an impairment charge on replacement parts at Mesquite.
(2)Other expense for the three months ended March 31, 2022 includes a $1.9 million loss on the change in fair value of derivative liabilities. Other expense for the three months ended December 31, 2021 includes an $8.0 million loss on disposal of plant and equipment and a $6.0 million expected credit loss. Other expense for the three months ended March 31, 2021 includes a $1.7 million loss on disposal of plant and equipment and a $1.0 million loss on change in fair value of marketable securities.
Adjusted net income and adjusted EPS
Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.
Prior to Q4 2021, adjusted net income was calculated excluding transaction costs as an adjusting item. Commencing in Q4 2021, the Company has adjusted for transaction costs as this item is not considered representative of core operating performance. The calculation of adjusted net income for March 31, 2021 has been adjusted to conform with the current methodology and is different from those previously reported.

Management’s Discussion and Analysis For the three months ended March 31, 2022

NON-IFRS MEASURES (CONTINUED)
The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended
$’s in millions	March 31, 2022	December 31, 2021	March 31, 2021
Basic weighted average shares outstanding	302,227,870	300,790,672	242,576,291
Diluted weighted average shares outstanding	302,227,870	348,996,674	291,620,441
Net (loss) income attributable to Equinox Gold shareholders	$(19.8)	$109.0	$50.3
Add (deduct):
Non-cash share-based compensation expense (recovery)	1.3	0.8	(0.1)
Unrealized loss (gain) on change in fair value of warrants	18.7	(27.5)	(33.3)
Unrealized gain on gold contracts	(5.4)	(4.3)	(42.1)
Unrealized (gain) loss on foreign exchange contracts	(18.1)	(1.7)	11.3
Unrealized foreign exchange loss (gain)	10.5	(10.8)	(1.0)
Non-recurring charges recognized in operating expense(1)	—	0.4	—
Transaction costs	0.1	0.5	0.5
Share of net loss (income) on investment in associate	1.6	(8.3)	2.7
Other expense(2)	(0.4)	16.8	5.5
Income tax impact related to above adjustments	(1.8)	—	—
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	(10.6)	(2.7)	3.0
Adjusted net (loss) income	$(23.9)	$72.2	$(3.2)
Adjusted (loss) income per share - basic ($/share)	$(0.08)	$0.24	$(0.01)
Adjusted (loss) income per share - diluted ($/share)	$(0.08)	$0.21	$(0.01)
(1)Non-recurring charges recognized in operating expense relates to an impairment charge on replacement parts at Mesquite.
(2)Other expense for the three months ended March 31, 2022 includes a $1.9 million loss on the change in fair value of derivative liabilities. Other expense for the three months ended December 31, 2021 includes an $8.0 million loss on disposal of plant and equipment and a $6.0 million expected credit loss. Other expense for the three months ended March 31, 2021 includes a $1.7 million loss on disposal of plant and equipment and a $1.0 million loss on change in fair value of marketable securities.
Net debt
The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company’s performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	March 31, 2022	December 31, 2021	March 31, 2021
Current portion of loans and borrowings	$26.7	$26.7	$20.0
Non-current portion of loans and borrowings	509.6	514.0	527.3
Total debt	536.2	540.7	547.3
Less: Cash and cash equivalents (unrestricted)	(151.2)	(305.5)	(317.5)
Net debt	$385.1	$235.2	$229.8

Management’s Discussion and Analysis For the three months ended March 31, 2022

ACCOUNTING MATTERS
Significant accounting policies
The accounting policies applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2021.
Critical accounting estimates and judgments
In preparing the Company’s condensed consolidated interim financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the condensed consolidated interim financial statements. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. The critical accounting estimates and judgments that have the most significant effect in the preparation of the condensed consolidated interim financial statements are consistent with those disclosed in note 4 of the Company’s annual consolidated financial statements for the year ended December 31, 2021.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. These inherent limitations include the realities that judgements in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the actions of one individual, by collusion of two or more people, or by unauthorized override of the control. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

During the three months ended March 31, 2022, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.
The Company assessed Premier’s disclosure controls and procedures and internal control over financial reporting at the end of the Quarter; however, in accordance with National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, because Premier was acquired not more than 365 days before the end of March 31, 2022, the Company has limited the scope of its design of disclosure controls and procedures and internal controls over financial reporting to exclude the controls, policies and procedures of Premier.

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS
This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this MD&A relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operational performance; the Company’s ability to successfully advance its growth and development projects, including the commissioning of Santa Luz, the construction of Greenstone and the expansions at Los Filos, Castle Mountain and Aurizona; the expectations for the Company’s investments in Solaris, i-80 Gold, Pilar Gold and Bear Creek; the Company’s production and cost guidance; and conversion of Mineral Resources to Mineral Reserves. Forward-looking statements or information generally identified by the use of the words “believe”, “will”, “advancing”, “strategy”, “plans”, “budget”, “anticipated”, “expected”, “estimated”, “on track”, “target”, “objective” and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; commissioning of Santa Luz and construction of Greenstone being completed and performed in accordance with current expectations; expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; tonnage

Management’s Discussion and Analysis For the three months ended March 31, 2022 of ore to be mined and processed; ore grades and recoveries; availability of funds for the Company’s projects and future cash requirements; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company’s working history with the workers, unions and communities at Los Filos; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company’s ability to comply with environmental, health and safety laws and other regulatory requirements; the strategic visions for i-80 Gold, Solaris, Pilar Gold and Bear Creek and their respective abilities to successfully advance their projects; the ability of Pilar Gold and Bear Creek to meet their respective payment commitments to the Company; and the ability of Equinox Gold to work productively with its joint venture partner and Indigenous partners at Greenstone. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this MD&A.
The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; a successful relationship between the Company and Orion; the failure by Pilar Gold or Bear Creek to meet their respective commitments to the Company; and those factors identified in the section titled “Risks and Uncertainties” in this MD&A, the section titled “Risks and Uncertainties” in the MD&A dated March 23, 2022 for the year ended December 31, 2021, and in the section titled “Risks Related to the Business” in the Company’s Annual Information Form dated March 24, 2022 for the year ended December 31, 2021, all of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this MD&A are expressly qualified in their entirety by this cautionary statement.
Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and mineral resource estimates included in this MD&A, was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. Accordingly, information contained in this MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

TECHNICAL INFORMATION
Doug Reddy, MSc, P.Geo, Chief Operating Officer, and Scott Heffernan, MSc, P.Geo., EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed and approved the technical content of this document.